EXHIBIT C
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                              MINUTES OF HERCULES
                           BOARD OF DIRECTORS MEETING

                                February 11, 2002

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DISCUSSION DRAFT
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[Redacted]

BD:0202:1      PROPOSED WATER BUSINESS DIVESTITURE
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     Dr. Joyce  introduced the topics for  discussion,  described the agenda for the Meeting, and reviewed the negotiations to date with GE in connection with the proposed divestiture of the Company's water business. Dr. Joyce then discussed the topics addressed in the management presentation materials that had been distributed previously to the Board of Directors (BD:0211:265). He commented on "The Chemical Cycle", "State of Hercules Business", "Gross Profit
Trend  Analysis",  and  "Hercules'  Management  Projections".   Dr.  Joyce  also
discussed "Hercules Financials -- Strategic Plan", "Hercules Financials -- Bank Plan", and "Hercules Financials -- Historical Trend Plan".

     MR. HEYMAN EXPRESSED HIS OPINION THAT THE DATA BEING PRESENTED BY DR. JOYCE WAS UNDULY PESSIMISTIC AND A DISCUSSION ENSUED BETWEEN DR. JOYCE AND MR. HEYMAN CONCERNING THEIR DIFFERENCES OF OPINION.


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     Mr. [Redacted] discussed the impact of the refinancing on Hercules.  During his discussion, he covered "Observations on Potential Trading Value", "Potential Equity Issuance", and "Key Issues for Hercules".

     Mr. [Redacted] then discussed the divestiture of the Water Business versus the alternative of keeping the Water Business and refinancing Company indebtedness. During his discussion, he covered the "Implications of Selling the Water Business".

     Dr. Joyce then discussed "Summary and Recommendations". He recommended that the Company sell the Water Business, continue its cost reduction program, and be open to value-enhancing "bolt-on" acquisitions. DR. JOYCE STRESSED THAT THE COMPANY IS NO LONGER IN A CRISIS MODE AND THAT THE COMPANY CAN DO WHATEVER THE BOARD DECIDES TO DO. He stated that he would like to sell the BetzDearborn water business, pay down debt, and then run the remainder of the Company to reduce costs and increase shareholder value. In response to a question from Mr.
Drosdick, Dr. Joyce indicated that under the proposal before the Board of Directors, the Company would retain approximately one-third of the business it purchased in 1998 with the acquisition of Betz-Dearborn as a public company.

     Mr. Heyman stated that he does not believe the proposed transaction makes sense and requested time to address the Board of Directors. Mr. Heyman's view was that with the sale of the water business, the Company would forfeit significant upside potential. He stated that the transaction was substantially earnings dilutive and that BetzDearborn represented the Company's largest and most stable asset. He stated that transaction multiples are at historic lows and that most economists are predicting a turnaround in the



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general  economy.  He stated his opinion that our competitors  are  experiencing difficulty and that the sale of BetzDearborn will leave Hercules with more cyclical businesses. According to Mr. Heyman, the Company's remaining businesses are in poor shape and its remaining management is lackluster. He stated that size is an important factor and that making the corporation smaller does not create value. He stated his belief that any "trend line approach" is flawed and that Dr. Joyce's view of the future of the chemical industry was overly pessimistic. Mr. Heyman then stated his belief that at least two major shareholders, in addition to ISP, were opposed to the sale. Dr. Joyce stated his disagreement with Mr. Heyman's position (and the basis for his disagreement) and reminded Mr. Heyman that the most conservative case that the Company had set forth compares well to the published views of analysts for similar companies.

[Redacted]

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